NO ACT

PE
12-15-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





15005094

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 05 2015

Washington, DC 20549

January 5, 2015

Alexander C. Kinzler
Barnwell Industries, Inc.
akinzler@brninc.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-5-15

Re: Barnwell Industries, Inc.
Incoming letter dated December 15, 2014

Dear Mr. Kinzler:

This is in response to your letter dated December 15, 2014 concerning the shareholder proposals submitted to Barnwell by Ned. L. Sherwood. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Ned L. Sherwood

*** FISMA & OMB Memorandum M-07-16 ***

January 5, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Barnwell Industries, Inc.
Incoming letter dated December 15, 2014

The proposals relate to compensation, board tenure and the chairman of the board.

There appears to be some basis for your view that Barnwell may exclude the proposals under rule 14a-8(e)(2) because Barnwell received them after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Barnwell omits the proposals from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Barnwell did not file its statement of objections to including the proposals in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

BARNWELL INDUSTRIES, INC.
1100 Alaken Street
Suite 2900
Honolulu, Hawaii 96813

December 15, 2014

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Barnwell Industries, Inc. — 2015 Annual Meeting
Omission of Shareholder Proposals of Ned L. Sherwood
Securities Exchange Act of 1934 — Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by Barnwell Industries, Inc. (the "Company"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has received a letter from Ned L. Sherwood, dated November 12, 2014 (the "Letter"), containing several shareholder proposals (the "Proposals"), for inclusion in the Company's proxy statement, proxy card and other proxy materials for its 2015 annual meeting of stockholders (together, the "Proxy Materials").

We respectfully request the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if the Company omits the Proposals from the Proxy Materials in reliance on Rule 14a-8(e) because Mr. Sherwood failed to timely submit the Proposals.

Pursuant to Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB No. 14D"), the Company has submitted this letter and the related exhibits to the Staff via email to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and related exhibit is being simultaneously provided by certified mail on this date to Mr. Sherwood at the address on the Letter.

The Company agrees to promptly forward to Mr. Sherwood any Staff response to the Company's no-action request that the Staff transmits to the Company in writing. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send to the company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff. Accordingly, the Company hereby informs Mr. Sherwood that the undersigned, on behalf of the Company, is entitled to receive from Mr. Sherwood a concurrent copy of any correspondence submitted to the Commission or the Staff relating to the Proposals.

I. Background

The Company received the Letter containing the Proposals on November 12, 2014. A copy of the Letter is attached hereto as Exhibit A.

II. Basis for Exclusion

The deadline for submission of shareholder proposals for inclusion in the Proxy Materials was September 18, 2014. The Company may exclude the Proposals from the Proxy Materials because the Proposals were submitted fifty-five (55) days following the September 18, 2014 deadline, and thus were not timely submitted as required by Rule 14a-8(e).

The September 18, 2014 deadline was determined in accordance with Rule 14a-8(e)(2), which states that a shareholder proposal "submitted for a regularly scheduled annual meeting . . . must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting."[1] Moreover, Section C of Staff Legal Bulletin No. 14 (July 13, 2001) explains that a company that is planning to have a regularly scheduled annual meeting should calculate the deadline for submitting a shareholder proposal as follows:

- start with the release date disclosed in the previous year's proxy statement;
- increase the year by one; and
- count back 120 calendar days.

The Company's proxy statement for the 2014 annual meeting of stockholders, held on March 3, 2014 (the "2014 Annual Meeting"), was released to stockholders and filed with the Commission on January 16, 2014. Therefore, pursuant to Rule 14a-8(e)(2), the Proposals were required to be received by the Company no later than 120 days before January 16, 2015 (*i.e.*, September 18, 2014). In addition, as required by Item 1(c) of Schedule 14A and in accordance with Rule 14a-5(e)(1), the Company's proxy statement for the 2014 Annual Meeting included the following disclosure with respect to the deadline for submitting a proposal under Rule 14a-8:

> "Any stockholder who, in accordance with SEC Rule 14a-8, wishes to present a proposal for inclusion in the proxy materials to be distributed in connection with the next Annual Meeting of Stockholders must submit the proposal so that it is received at the principal office of the Company no later than September 18, 2014. As the SEC rules make clear, simply submitting a proposal does not guarantee that it will be included."

The Proposals were received by the Company on November 12, 2014, fifty-five (55) days following the September 18, 2014 deadline.

---

[1] Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. While the Company has not yet formally scheduled the date of its 2015 annual meeting of stockholders, it does not currently plan to hold any such meeting more than 30 days before or after March 3, 2015.

The Company has not provided Mr. Sherwood with a deficiency notice in connection with the untimely submission of the Proposals because such a notice is not required if a proposal's defect cannot be cured. Pursuant to Rule 14a-8(f)(1), "[a] company need not provide [the proponent] such notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline."

The Company also believes there are substantive bases under Rule 14a-8 for exclusion of the Proposals from the Proxy Materials. The Company is addressing only the procedural matter in this letter at this time because the Company does not believe the Proposals are eligible for consideration for inclusion in the Proxy Materials due to their untimely submission.[2] The Company hereby reserves the right, should it be necessary, to raise additional arguments in favor of exclusion of the Proposals from the Proxy Materials in the event the Staff declines to provide the no-action relief requested in this letter. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the Staff issuing its response to this letter.

III. Conclusion

For the foregoing reasons, please confirm that the Staff will not recommend any enforcement action to the Commission if the Proposals are omitted from the Proxy Materials.

If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at 808-531-8400 or contact me via email at akinzler@brninc.com.

Very truly yours,



By: ______________________________

Alexander C. Kinzler
President, Chief Operating Officer, General Counsel

Attachments

cc: Ned L. Sherwood

[2] The Company notes that the Letter containing the Proposals was received only 65 days before the Company's anticipated filing date of the Proxy Materials on January 16, 2015. Accordingly, the extent of the Proposals' untimely submission made it impossible for the Company to meet the 80-day submission deadline to the Commission under Rule 14a-8(j).

<u>Exhibit A</u>

The Letter

Ned L. Sherwood

*** FISMA & OMB Memorandum M-07-16***

November 12, 2014

The Board of Directors
Barnwell Industries
1100 Alakea Street, Suite 2900
Honolulu, HI 96813

To the Board:

It has been approximately six months since my last letter to you, in which I reiterated various suggestions I have made in the past to improve performance at Barnwell Industries, Inc. Since my last letter, the Board appears to have done nothing to improve performance. Barnwell's stock price has fallen another 26% from $3.45 to $2.57 per share.

Additionally, in my last letter I alerted you to my discovery that Morton Kinzler had made materially inaccurate statements to the SEC in his public filings concerning his ownership and voting control of the Company. Specifically he failed to disclose voting control over Dr. Sudarsky's shares, both while Dr. Sudarsky was alive, and now as an executor of Dr. Sudarsky's estate. I believe this failure to disclose was a violation of SEC reporting requirements.

While I did notice that Morton Kinzler revised his public filings after I alerted the Board, in my opinion this does nothing to absolve him or the Board from the damages that Barnwell's shareholders have suffered as a result of purchasing Barnwell shares without accurate knowledge of the extent of control that the Kinzlers truly wielded over these shares and the Company.

Obviously, with control of the Sudarsky shares and possibly some tacit (but undisclosed) understanding with Dr. Magaro (Dr. Sudarsky's former business partner), Morton Kinzler and the rest of management can and probably will continue to "loot" Barnwell by paying themselves excessive salaries and benefits while the Board somnolently ignores its fiduciary duties.

The Board has clearly enriched management while shareholders have suffered. Over the past 10 years, Morton Kinzler, Alexander Kinzler and Russell Gifford have received total compensation of $27,496,511, which is greater than the current market capitalization of the entire company. During this time, this compensation is also significantly greater than 100% of Barnwell's pretax income. Furthermore, Barnwell shares are down more than 90% in the past ten years and I believe the Board has breached its fiduciary duties while allowing a massive transfer of wealth from the shareholders to management team.

I believe it is time for the Board to cease rubber stamping the Kinzler family's excessive compensation and start working as fiduciaries to all shareholders. In that regard, I urge the Board to take immediate action to empower shareholders at the next annual meeting by putting to a shareholder vote the three resolutions attached to this letter.

I believe these resolutions will, if approved, benefit all shareholders and the long-term performance of Barnwell. Although I recognize the official window for submitting shareholder proposals under Rule 14a-8 of the Exchange Act may have expired at this time, I believe the Board should do the right thing for shareholders and include these proposals on the proxy for the next annual meeting. I believe your fiduciary duties demand no less.

I am attaching the full text of each resolution at the end of this letter, but they can be summarized as follows:

Resolution 1: Compensation

> The aggregate compensation (including benefits) of the 3 top executives of the Company shall be capped at the greater of $600,000 or 15% of the Company's annual pretax profit. In this manner the top executives' remuneration would be more closely aligned with Barnwell's operating performance and not Morton Kinzler, Alex Kinzler and Russell Gifford's desire to live a good lifestyle irrespective of the Company's performance.
>
> I believe that the compensation of Barnwell's top 3 executives at an amount greater than 100% of the Company's aggregate earnings is clearly unjustified and excessive! I believe this should be obvious to all independent Board members.

Resolution 2: Board Tenure

> The Company shall adopt a maximum tenure of 10 years' service for each Director. Adopting these policies would allow for the infusion of new blood and breathe new life into what looks like a rubber stamp Board of Kinzler-cronies.
>
> I note for the Board that ISS, a leader in corporate governance, comments that a tenure of more than 9 years is considered to potentially compromise a director's independence and is considered excessive.

Resolution 3: Independent Chairman of the Board

> The Chairman of the Board role shall be filled by an independent Director. Adopting this policy could help add new vigor into the boardroom and avoid the rampant conflicts of interest that seem to plague the Company's current Board.

I strongly hope that the Board will take note of my proposed resolutions and take action to put them on the Company's proxy to be voted upon at the next annual meeting. I'm sure the unaffiliated Barnwell shareholders would welcome a chance to vote on these proposals. If Morton Kinzler and his affiliates truly wanted to run Barnwell for the benefit of all shareholders, I believe that he and the Board should agree to abide by the majority vote of unaffiliated shareholders on these proposals.

Lastly, I want to publicly express my extreme displeasure regarding the indifference shown by the Barnwell independent Directors to Morton's disclosure issues. If I had known that Morton effectively controlled Barnwell and would not face any true opposition from his handpicked Board of "cronies" in essentially feathering his family's nest, I would not have purchased shares of Barnwell stock in the first place.

Since I have become aware of Morton's complete disregard for unaffiliated shareholders' rights, I have not purchased any additional Barnwell shares.

I have clearly documented why I believe the Kinzler's, Magaros's and Sudarsky have used Barnwell as "piggybank," and why I currently view the Company as a wasting asset as their oil and gas wells deplete. That said, if the Board and Management were significantly changed, I believe there would be significant value to be recovered for shareholders.

I strongly encourage other shareholders to examine the facts and raise their voices to stop the shareholder abuse occurring at Barnwell. Indeed, I would be pleased to support any actions against Morton and/or each Board member by other shareholders since I believe it has become all too clear that the Barnwell Board is asleep at the switch, or worse yet, completely incompetent.

My suggested resolutions (in full) are attached below.

Sincerely,



Ned L. Sherwood

Resolution No. 1 – Aggregate Compensation of top executives

RESOLVED: That the shareholders of Barnwell Industries, Inc. hereby request that the board of directors take all necessary steps to adopt and enforce a policy that sets the maximum aggregate compensation payable to Morton Kinzler, Alexander Kinzler and Russell Gifford in a fiscal year be capped at the greater of (i) $600,000 and (ii) 15% of the Company's pretax profit.

REASONS: This would ensure that management remuneration is tied more closely to the Company's operating performance.

Over the past 10 years, Morton and Alexander Kinzler plus Russell Gifford have received total compensation of $27,496,511, which is greater than the current market capitalization of the entire company. This compensation is also significantly greater than 100% of Barnwell's pretax income over this period.

I believe that the compensation of Barnwell's top 3 executives at an amount greater than 100% of the Company's aggregate earnings is clearly unjustified and excessive! I believe this should be obvious to all independent Board members.

Resolution No. 2 – Maximum Tenure of Directors capped at 10 Years

RESOLVED: That the shareholders of Barnwell Industries, Inc. hereby request that the board of directors take all necessary steps to adopt and enforce a policy that establishes a maximum tenure of ten years' service for all members of the board of directors.

REASONS: This proposal should also be evaluated in the context of our Company's performance. Between Sept. 30, 1999 and Sept. 30, 2014, the split adjusted share price of the Company's stock has fallen from $7.75 to $2.61, a decline of 66%. Meanwhile, the Russell 2000 Index has increased from 573 to 1101, an increase of 91%.

This proposal should also be evaluated in the context of our Company's governance. The average tenure for our Board will be approximately 18 years at the 2015 annual meeting. Martin Anderson will be 91 years old and have served for 29 years. Murray Gardner will be 82 years old and have served for 19 years. Morton Kinzler will be 89 years old and have served for 59 years.

Institutional Shareholder Services, a leader in corporate governance, comments that a tenure of more than 9 years is considered to potentially compromise a director's independence and is considered excessive.

The Council of Institutional Investors, whose members consist of pension funds with more than $3 trillion of assets under management, believes best-practice corporate governance policy should include tenure as a factor that boards should consider when determining whether a director is independent because when the same individual serves for a long tenure, many investors see a lack of independence.

Resolution No. 3 – Independent Chairman of the Board

RESOLVED: That the shareholders of Barnwell Industries, Inc. hereby request that the board of directors take all necessary steps to adopt and enforce a policy that, whenever possible, the chairman of the board of directors be an independent director. An independent director shall be any director who has not previously served as an executive officer of our Company. This policy shall be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy shall also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

REASONS: As is well-known, the main duty of the board of directors is to monitor the management of the Company on behalf of its shareholders. When the same individual serves as both Chief Executive Officer and Chairman of the Board, many investors perceive a fundamental conflict of interest. Research from GMI Ratings, an independent investment research firm, suggests that the combining the positions is often more costly for shareholders, and is associated with a higher risk of fraudulent accounting activity.

In addition, this proposal should also be evaluated in the context of our Company's overall corporate governance. According to Spencer Stuart, an independent advisory firm, 45% of S&P 500 boards, 221 companies in all, split the CEO and chair roles between two individuals. Furthermore, for the 2014 annual meeting, Institutional Shareholder Services, an independent advisory firm, recommended that shareholders vote against four directors including Morton Kinzler, Martin Anderson, Alexander Kinzler and Russell Gifford.